Exhibit 21.1

SUBSIDIARIES

As of December 31, 2012

Name	Jurisdiction of Organization
Element Energy, Inc.	Delaware, USA
Volterra International Ltd.	Cayman Islands
Volterra Asia Pte. Ltd.	Singapore
Volterra Global Marketing Limited	Cayman Islands
Volterra Semiconductor Technology (Shanghai) Co., Ltd.	People’s Republic of China